-------------------------------------------------------------------------------


                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               ---------------

                               SCHEDULE 13E-3/A
                       Rule 13e-3 Transaction Statement
      (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)
                               (Amendment No. 2)

                               ---------------

                              ASA HOLDINGS, INC.
                               (Name of Issuer)

                              ASA HOLDINGS, INC.
                             DELTA AIR LINES, INC.
                        DELTA AIR LINES HOLDINGS, INC.
                                DELTA SUB, INC.
                     (Name of Person(s) Filing Statement)

                               ---------------

                         Common Stock, $0.10 Par Value
                        (Title of Class of Securities)

                               ---------------

                                  04338Q 10 7
                     (CUSIP Number of Class of Securities)

         Robert S. Harkey, Esq.                            George F. Pickett
 Senior Vice President - General Counsel                Chief Executive Officer
          Delta Air Lines, Inc.                            ASA Holdings, Inc.
Hartsfield Atlanta International Airport        100 Hartsfield Centre Parkway, Suite 800
         Atlanta, Georgia 30320                          Atlanta, Georgia 30354
             (404) 715-2387                                  (404) 766-1400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                                With Copies to:

          Joseph Rinaldi, Esq.            Benjamin F. Stapleton III, Esq.
         Davis Polk & Wardwell                John Evangelakos, Esq.
          450 Lexington Avenue                  Sullivan & Cromwell
       New York, New York 10017                  125 Broad Street
             (212) 450-4000                  New York, New York 10004
                                               (212) 558-4000

This statement is filed in connection with (check the appropriate box):


a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. [ ] The filing of a registration statement under the Securities Act of 1933.

c. [ ] A tender offer.

d. [ ] None of the above.

      Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

-------------------------------------------------------------------------------



                                 INTRODUCTION

          This Amendment No.2 amends and supplements the Transaction
Statement on Schedule 13E-3, as amended on April 15, 1999 (the "Schedule 13E-3") filed by ASA Holdings, Inc., a Georgia corporation ("ASA"), Delta Air Lines, Inc., a Delaware corporation ("Delta"), Delta Sub, Inc., a Georgia corporation ("Delta Sub") and an indirect wholly-owned subsidiary of Delta, and Delta Air Lines Holdings, Inc., a Delaware corporation ("Delta Holdings") and a direct wholly-owned subsidiary of Delta, pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, and Rule 13e-3 thereunder, in connection with the Preliminary Information Statement on Schedule 14C filed by ASA with the Securities and Exchange Commission (the "SEC") on March 12, 1999, as amended on April 15, 1999 (the "Preliminary Information Statement") and the Definitive Information Statement on Schedule 14C filed by ASA with the SEC on the date hereof, in each case relating to the special ASA shareholders meeting to be conducted on May 11, 1999. At the special meeting, ASA shareholders will vote to approve the merger (the "Merger") of Delta Sub with and into ASA pursuant to the terms of the Agreement and Plan of Merger (the "Merger Agreement"), dated as of February 15, 1999 and amended as of March 10, 1999, among Delta, Delta Sub and ASA.

          Please note that all cross references in the Schedule 13E-3, as amended through the date hereof, which are to the Preliminary Information Statement should now be deemed to be cross references to the Definitive Information Statement, which is being filed by ASA on the date hereof.

Item 17. Material to Be Filed as Exhibits

         Item 17 is hereby amended and supplemented as follows:

(d)(10) Definitive Information Statement filed by ASA with the SEC on the date hereof, which is hereby incorporated by reference.

         After due inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

April 19, 1999


                                   ASA HOLDINGS, INC.


                                   By:  /s/ George F. Pickett
                                      ---------------------------------
                                   Name:  George F. Pickett
                                   Title: Chief Executive Officer


                                   DELTA AIR LINES, INC.


                                   By:    /s/ Maurice W. Worth
                                      ---------------------------------
                                   Name:  Maurice W. Worth
                                   Title: Chief Operating Officer


                                   DELTA AIR LINES HOLDINGS, INC.


                                   By:    /s/ Leslie P. Klemperer
                                      ---------------------------------
                                   Name:  Leslie P. Klemperer
                                   Title: Vice President and Secretary


                                   DELTA SUB, INC.


                                   By:    /s/ Dean C. Arvidson
                                      ---------------------------------
                                   Name:  Dean C. Arvidson
                                   Title: Secretary



                                 EXHIBIT INDEX

(d)(10) Definitive Information Statement filed by ASA with the SEC on the date hereof, which is hereby incorporated by reference.